Form 20-F
period 2002-12-31
BG GROUP PLC
filed 2003-03-17
CIK 805260

As filed with the Securities and Exchange Commission on March 17, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-9337

BG GROUP PLC
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

100 Thames Valley Park Drive,
Reading, RG6 1PT
England
(Address of Principal Executive Offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class American Depositary Shares Ordinary Shares of 10 pence each	Name of Each Exchange on Which Registered New York Stock Exchange New York Stock Exchange*

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:

3,529,577,157 Ordinary Shares of 10 pence each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes         No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The information set forth under the headings "Five Year Financial Summary (Unaudited)" on pages 122 to 125, "Five Year Financial Summary (Continuing Operations Only) (Unaudited)" on pages 126 to 127, and "Governance and Risk — Risk Factors" on pages 32 to 33 of the Company’s Annual Report and Accounts 2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

The information set forth under the headings "Shareholder Information — Headquarters and Registered Office Address" on page 129, "Shareholder Information — Agent for Service for Process in the US" on page 129, "Additional Shareholder Information — Certain forward looking statements" on page 130, "Additional Shareholder Information — This report and accounts incorporates the US Form 20-F" on page 130, "Additional Shareholder Information — History and development of the Company" on page 130, "Additional Shareholder Information — Organisational structure" on page 131, "Operating and Financial Review — Capital investment — continuing operations" on pages 43 to 44, "Operating and Financial Review — Capital investment — consolidated results" on page 47, "Operating and Financial Review — Storage" on page 41, "Operating and Financial Review — Transco" on pages 46 to 47, "Business Review" on pages 6 to 11, "Country Reviews" on pages 12 to 26, "Corporate Responsibility — Environment" on page 36, "Supplementary Information — Gas and Oil (Unaudited)" on pages 117 to 121, "Historical Production (Unaudited)" on page 128, and "Notes to the Accounts — Note 11 (Tangible Fixed Assets)" on pages 94 to 95 of the Company’s Annual Report and Accounts 2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference. In addition, the Company's Form 6-K/A dated March 7, 2003 and Form 6-K dated March 11, 2003 is incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth under the headings "Additional Shareholder Information — Certain forward looking statements" on page 130, "Operating and Financial Review" on pages 38 to 51, "Business Review — Capital investment" on page 11, "Directors' Report — Going concern" on page 58, "Notes to the Accounts — Note 17 (Borrowings) to 19 (Currency Analysis of BG's Net Assets)" on pages 98 to 100, and " — Note 25 (Commitments and Contingencies)" on pages 104 to 105 of the Company’s Annual Report and Accounts 2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information set forth under the headings "Board of Directors" on pages 52 to 53, "Group Executive Committee" on page 54 to 55, "Directors’ Report — Directors and Officers" on pages 57 to 58, "Directors’ Report — Employees" on page 58, "Directors’ Report —Statement of Director’s Responsibilities for Preparing the Financial Statements" on pages 58 to 59, "Governance and Risk" on pages 27 to 31, "Corporate Responsibility — Business Principles" on pages 34 to 35, "Remuneration Report" on pages 60 to 69, and "Notes to the Accounts — Note 4 (Directors and Employees)" on pages 87 to 90 of the Company’s Annual Report and Accounts

2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information set forth under the headings "Shareholder Information—Analyses of Registered Holdings as at 31 December 2002" on page 129, "Additional Shareholder Information — Major Shareholders" on page 132, "Directors’ Report — Substantial shareholders" on page 57, "Operating and Financial Review — Related party transactions" on page 51, and "Notes to the Accounts — Note 26 (Related Party Transactions)" on page 106 of the Company’s Annual Report and Accounts 2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference.

ITEM 8.	FINANCIAL INFORMATION

The information set forth under the headings "Independent auditors’ report to the members of BG Group plc" on page 70, "Principal Accounting Policies" on pages 71 to 73, "Financial Statements" on pages 74 to 80, "Notes to the Accounts" on pages 81 to 116, "Operating and Financial Review — Operating results — Continued operations excluding exceptional items" on pages 38, "Operating and Financial Review — Litigation" on page 49, "Operating and Financial Review — Dividend" on page 46, "Notes to the Accounts — Note 25 (Commitments and Contingencies — Legal Proceedings)" on pages 104 to 105, and "Five Year Financial Summary (Unaudited) — Annual dividends" on page 125 of the Company’s Annual Report and Accounts 2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

The information set forth under the heading "Additional Shareholder Information — Listing and Price History" on page 131 of the Company’s Annual Report and Accounts 2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference.

ITEM 10.	ADDITIONAL INFORMATION

The information set forth under the headings "Additional Shareholder Information — Memorandum and Articles of Association" on pages 132 to 134, "Director’s Report — Annual General Meeting" on page 58, "Additional Shareholder Information — Exchange Controls" on page 134, "Additional Shareholder Information — Taxation" on pages 134 to 136, and "Additional Shareholder Information — Documents on Display" on page 136 of the Company’s Annual Report and Accounts 2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings "Operating and Financial Review — Treasury policy" on pages 47 to 48, "Operating and Financial Review — Commodity risk" on pages 48 to 49, "Principal Accounting Policies — Financial instruments" on page 73, and "Notes to the Accounts — Note 20 (Financial Instruments)" on pages 100 to 101 of the Company’s Annual Report and Accounts 2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the heading "Governance and Risk — Statement on Disclosure Controls and Procedures" on pages 29 to 30 of the Company’s Annual Report and Accounts 2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference.

ITEM 16.	RESERVED

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

The information set forth under the headings "Independent auditors' report to the members of BG Group plc" on page 70, "Principal accounting policies" on pages 71 to 73, "Financial Statements" on pages 74 to 80, and "Notes to the Accounts" on pages 81 to 116 of the Company’s Annual Report and Accounts 2002 contained in the Company’s Report on Form 6-K dated March 17, 2003 is incorporated herein by reference.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of BG Group plc*

1.2	Articles of Association of BG Group plc

4.(a).1	Demerger Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).2	Indemnity Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).3	Deed of Indemnity dated 15 September 2000 between Transco Holding plc and Transco plc; Deed of Indemnity dated 15 September 2000 between BG Energy Holdings Limited and Transco Holdings plc*

4.(a).4	Tax Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).5	Dispute Resolution Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(c).1	Contract of employment for Chairman Sir Richard Giordano**

4.(c).2	Contract of employment for Chief Executive Frank Chapman*

4.(c).3	Contract of employment for Chief Financial Officer Ashley Almanza

4.(c).4	Contract of employment for Deputy Chief Executive and General Counsel William Friedrich*

4.(c).5	Letters of appointment for the following Non-Executive Directors: Mr. David Benson, Sir John Coles, Mr. Elwyn Eilledge, Mr. Keith Mackrell, Dame Stella Rimington, and Sir Robert Wilson

4.(c).6	Letters of appointment for the following Non-Executive Directors: Mr. Peter Backhouse, Sir John Coles, and Lord Sharman.*

6.	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 9 to the Financial Statements in Exhibit 10.(a).1).

8.	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business.

10.(a).1	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated March 17, 2003, which contains the BG Group plc Annual Report and Accounts 2002. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

10.(a).2	The Company's Form 6-K/A dated March 7, 2003 and Form 6-K dated March 11, 2003 are incorporated by reference under Item 4 Information on the Company of Form 20-F. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Reports on Form 6-K is attached as an exhibit hereto.

10.(a).3	Certification of Frank Chapman, Chief Executive of BG Group plc and Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.(a).4	Consent of PricewaterhouseCoopers LLP, independent auditors of BG Group plc

*	Previously filed as an exhibit to the Company's Form 20-F filed March 12, 2001.
**	Previously filed as an exhibit to the Company's Form 20-F filed March 18, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:      March 17, 2003

BG Group plc Registrant

By:	/s/ Ashley Almanza
Name:	Ashley Almanza
Title:	Chief Financial Officer

CERTIFICATIONS

I, Frank Chapman, certify that:

1.      I have reviewed this annual report on Form 20-F of BG Group plc;

2.      Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.      The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a)      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b)      evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c)      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.      The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a)      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b)      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.      The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:      March 14, 2003

By:	/s/ Frank Chapman Chief Executive

I, Ashley Almanza, certify that:

1.      I have reviewed this annual report on Form 20-F of BG Group plc;

2.      Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.      The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a)      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b)      evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c)      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.      The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a)      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b)      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.      The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:       March 14, 2003

By:	/s/ Ashley Almanza Chief Financial Officer

EXHIBIT INDEX

1.1	Memorandum of Association of BG Group plc*

1.2	Articles of Association of BG Group plc

4.(a).1	Demerger Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).2	Indemnity Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).3	Deed of Indemnity dated 15 September 2000 between Transco Holding plc and Transco plc; Deed of Indemnity dated 15 September 2000 between BG Energy Holdings Limited and Transco Holdings plc*

4.(a).4	Tax Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).5	Dispute Resolution Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(c).1	Contract of employment for Chairman Sir Richard Giordano**

4.(c).2	Contract of employment for Chief Executive Frank Chapman*

4.(c).3	Contract of employment for Chief Financial Officer Ashley Almanza

4.(c).4	Contract of employment for Deputy Chief Executive and General Counsel William Friedrich*

4.(c).5	Letters of appointment for the following Non-Executive Directors: Mr. David Benson, Sir John Coles, Mr. Elwyn Eilledge, Mr. Keith Mackrell, Dame Stella Rimington, and Sir Robert Wilson.

4.(c).6	Letters of appointment for the following Non-Executive Directors: Mr. Peter Backhouse, Sir John Coles, and Lord Sharman.*

6.	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 9 to the Financial Statements in Exhibit 10.(a).1).

8.	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business.

10.(a).1	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated March 17, 2003, which contains the BG Group plc Annual Report and Accounts 2002. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

10.(a).2	The Company's Form 6-K/A dated March 7, 2003 and Form 6-K dated March 11, 2003 are incorporated by reference under Item 4 Information on the Company of Form 20-F. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Reports on Form 6-K is attached as an exhibit hereto.

10.(a).3	Certification of Frank Chapman, Chief Executive of BG Group plc and Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.(a).4	Consent of PricewaterhouseCoopers LLP, independent auditors of BG Group plc

*	Previously filed as an exhibit to the Company's Form 20-F filed March 12, 2001.
**	Previously filed as an exhibit to the Company's Form 20-F filed March 18, 2002.