Form 20-F
period 2003-12-31
BG GROUP PLC
filed 2004-04-07
CIK 805260

As filed with the Securities and Exchange Commission on April 7, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003
Commission file number 1-9337

BG GROUP PLC
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

100 Thames Valley Park Drive
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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

 Ordinary Shares (fully paid)                     3,530,329,088          (10p units)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X              No __

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __         Item 18 X

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

ITEM 1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.		OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.		KEY INFORMATION

	3.A.	Selected financial data.

The information set forth under the headings “Five year financial summary (unaudited)” on pages 123 to 126 and “Five year financial summary (continuing operations only) (unaudited)” on pages 127 to 128 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

3.B.	Capitalization and indebtedness.

Not applicable.

3.C.	Reasons for the offer and use of proceeds.

Not applicable.

3.D.	Risk factors.

The information set forth under the heading “Risk Factors” on pages 33 to 35 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and development of the company.

The information set forth on the inside front cover and under the headings “Business Review – Overview” on pages 10 to 12, “Operating and Financial Review – Capital Investment” on pages 43 to 44, “Notes to the accounts – Note 2 (Segmental Analysis)” on pages 79-82, “Shareholder information – Headquarters and Registered Office Address” on page 129, “Shareholder information – Agent for Service of Process in the US” on page 129, “Additional shareholder information – Certain Forward-looking Statements” on page 130, “Additional shareholder information – This Report and Accounts Incorporates the US Form 20-F” on page 130, “Additional shareholder information – History and Development of the Company” on page 130 and “Presentation of non-GAAP Measures” on page 140 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

4.B.	Business overview.

The information set forth under the headings “Strategy” on pages 8 to 9, “Business Review” on pages 10 to 21, “Notes to the accounts – Note 2 (Segmental Analysis)” on pages 79 to 82 and “Presentation of non-GAAP Measures” on page 140 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference. In addition, the Company’s Form 6-K dated March 22, 2004, Form 6-K dated March 24, 2004 and Form 6-K dated March 31, 2004 are incorporated herein by reference.

4.C.	Organizational structure.

The information set forth under the heading “Additional shareholder information – Organisational Structure” on page 131 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

4.D.	Property, plants and equipment.

The information set forth under the headings “Business Review” on pages 10 to 21, “Corporate Responsibility –Environment” on pages 26 to 27, “Operating and Financial Review – Capital Investment” on pages 42 to 43, “Notes to the accounts – Note 12 (Tangible Fixed Assets)” on page 91, “Supplementary information – gas and oil (unaudited)” on pages 117 to 121 and “Historical production (unaudited)” on page 122 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating results.

The information set forth under the headings “Business Review – Overview” on pages 10 to 12, “Operating and Financial Review – Introduction” through “– Interest” on pages 38 to 43, “Additional shareholder information – Certain Forward-looking Statements” on page 130 and “Presentation of non-GAAP Measures” on page 140 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

5.B.	Liquidity and capital resources.

The information set forth under the headings “Business Review – Overview” on pages 10 to 12, “Operating and Financial Review – Cash Flow” through to “– Commodity Price and Exchange Rates” on pages 43 to 45, “Notes to the accounts – Note 17 (Borrowings)” through “– Note to 20 (Financial Instruments)” on pages 94 to 98, and “Notes to the accounts – Note 25 (Commitments and Contingencies)” on pages 101 to 102 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

5.C.	Research and development, patents and licenses, etc.

The information set forth under the heading “Operating and Financial Review – Research and Development” on page 49 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

5.D.	Trend information.

The information set forth under the heading “Operating and Financial Review” on pages 38 to 49 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

5.E.	Off-balance sheet arrangements.

The information set forth under the heading “Operating and Financial Review – Off-Balance Sheet Arrangements” on page 47 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

5.F.	Tabular disclosure of contractual obligations.

The information set forth under the heading “Operating and Financial Review – Contractual Obligations and Contingent Liabilities and Commitments” on page 47 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management.

The information set forth under the headings “Board of Directors” on pages 50 to 51 and “Group Executive Committee” on page 52 to 53 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

6.B.	Compensation.

The information set forth under the headings “Directors’ report – Directors and Officers” on page 57, “Remuneration Report” on pages 59 to 68 and “Notes to the accounts – Note 5 (Directors and Employees) on pages 84 to 87 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

6.C.	Board practices.

The information set forth under the headings “Governance” on pages 28 to 32, “Board of Directors” on pages 50 to 51, “Group Executive Committee” on pages 52 to 53 “Directors’ Report – Directors and Officers” on page 57 and “Remuneration report” on pages 59 to 68 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

6.D.	Employees.

The information set forth under the headings “Directors’ report – Employees” on page 57 and “Notes to the accounts – Note 5 (Directors and Employees)” on pages 84 to 87 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

6.E.	Share ownership.

The information set forth under the headings “Directors’ report – Substantial Shareholders” on page 57 and “Remuneration report” on pages 59 to 68 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders.

The information set forth under the headings “Shareholder Information – Analyses of Registered Holdings as at 31 December 2003” on page 129, “Additional shareholder information – Major Shareholders” on page 132 and “Directors’ report – Substantial Shareholders” on page 57 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

7.B.	Related party transactions.

The information set forth under the headings “Operating and Financial Review – Related Party Transactions” on page 49 and “Notes to the accounts – Note 26 (Related Party Transactions)” on page 103 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

7.C.	Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information.

The information set forth under the headings “Principal Accounting Policies” on pages 70 to 71, “Financial Statements” on pages 72 to 78, “Notes to the accounts” on pages 79 to 116, “Operating and Financial Review – Operating results – Dividend” on page 45, “Operating and Financial Review – Litigation” on page 49 and “Five Year Financial Summary (Unaudited) – Annual dividends” on page 126 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

8.B.	Significant Changes.

The information set forth under the headings “Operating and Financial Review – Post Balance Sheet Events” on page 45 and “Notes to the accounts – Note 1 (Post Balance Sheet Events)” on page 79 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and listing details.

The information set forth under the heading “Additional shareholder information – Listing and Price History” on page 131 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

9.B.	Plan of distribution.

Not applicable.

9.C.	Markets.

The information set forth under the heading “Additional shareholder information – Listing and Price History” on page 131 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

9.D.	Selling shareholders.

Not applicable.

9.E.	Dilution.

Not applicable.

9.F.	Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital.

Not applicable.

10.B.	Memorandum and articles of association.

The information set forth under the headings “Additional shareholder information – Memorandum and Articles of Association” on pages 132 to 134 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

10.C.	Material contracts.

The information set forth under the heading “Additional shareholder information – Material Contracts” on page 134 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

10.D.	Exchange controls.

The information set forth under the heading “Additional shareholder information – Exchange Controls” on page 134 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

10.E.	Taxation.

The information set forth under the heading “Additional shareholder information – Taxation” on page 134 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

10.F.	Dividends and paying agents.

Not applicable.

10.G.	Statement by experts.

Not applicable.

10.H.	Documents on display.

The information set forth under the heading “Additional shareholder information – Documents on Display” on page 134 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

10.I.	Subsidiary Information.

The information set forth under the headings “Notes to the accounts – Note 30 (Principal Subsidiary Undertakings, Joint Ventures and Associated Undertakings)” on pages 115 to 116 and “Additional shareholder information – Organisational Structure” on page 134 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Operating and Financial Review – Treasury policy” on pages 46 to 47, “Operating and Financial Review – Commodity Risk” on page 47, “Principal Accounting Policies – Financial Instruments” on page 71 and “Notes to the accounts – Note 20 (Financial Instruments)” on pages 97 to 98 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the heading “Governance and Risk – Statement on Disclosure Controls and Procedures” on page 32 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Governance – Audit committee report” on pages 31 to 32 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the heading “Corporate Responsibility – Business Principles” on page 24 and “Corporate Responsibility – Communication” on pages 24 to 25 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the headings “Additional shareholder information – Accountants’ Fees and Services” on page 137 and “Additional shareholder information – Audit Committee Pre-Approval Policy and Procedures” on page 137 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of the BG Group plc

In our opinion, the accompanying consolidated balance sheets and related consolidated profit and loss account, cash flow statement, statement of total recognised gains and losses and the related notes present fairly, in all material respects, the financial position of the BG Group plc and its subsidiaries at 31 December 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2003, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December 2003 and the determination of consolidated shareholders’ equity at 31 December 2003 and 2002 to the extent summarized in Note 29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London, United Kingdom
March 5, 2004

The information set forth under the headings “Principal Accounting Policies” on pages 70 to 71, “Financial Statements” on pages 72 to 78 and “Notes to the Accounts” on pages 79 to 116 of the Company’s Annual Report and Accounts 2003 contained in the Company’s Report on Form 6-K dated April 7, 2004 is incorporated herein by reference.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of BG Group plc*

1.2	Articles of Association of BG Group plc***

4.(a).1	Demerger Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).2	Indemnity Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).3	Deed of Indemnity dated 15 September 2000 between Transco Holding plc and Transco plc; Deed of Indemnity dated 15 September 2000 between BG Energy Holdings Limited and Transco Holdings plc*

4.(a).4	Tax Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).5	Dispute Resolution Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(c).1	Contract of employment for Chief Executive Frank Chapman*

4.(c).2	Contract of employment for Chief Financial Officer Ashley Almanza***

4.(c).3	Contract of employment for Deputy Chief Executive and General Counsel William Friedrich*

4.(c).4	Employment contract for Executive Vice President Stuart Fysh

4.(c).5	Employment contract for Executive Vice President David Roberts

4.(c).6	Letters of Appointment for the following Non-Executive Directors: Mr. David Benson, Sir John Coles, Mr. Elwyn Eilledge and Dame Stella Rimington***

4.(c).7	Letters of Appointment for the following Non-Executive Directors: Mr. Peter Backhouse, Mr. Paul Collins, Mr. Keith Mackrell, Lord Sharman and Sir Robert Wilson

6.	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 9 to the Financial Statements in Exhibit 14.2)

8.	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business

12.1	Certification of Frank Chapman, Chief Executive of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Frank Chapman, Chief Executive of BG Group plc, and Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of PricewaterhouseCoopers LLP, independent auditors of BG Group plc

14.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated April 7, 2004 which contains the BG Group plc Annual Report and Accounts 2003. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

14.3	The Company’s Form 6-K dated March 22, 2004, Form 6-K dated March 24, 2004 and Form 6-K dated March 31, 2004 are incorporated by reference under Item 4.B Business overview of Form 20-F. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Reports on Form 6-K is attached as an exhibit hereto.
___________________
*	Previously filed as an exhibit to the Company's Form 20-F filed March 12, 2001.
**	Previously filed as an exhibit to the Company's Form 20-F filed March 18, 2002.
***	Previously filed as an exhibit to the Company’s Form 20-F filed March 17, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:      April 7, 2004

BG Group plc
Registrant

By:	/s/ Ashley Almanza
Name:	Ashley Almanza
Title:	Chief Financial Officer

EXHIBIT INDEX

1.1	Memorandum of Association of BG Group plc*

1.2	Articles of Association of BG Group plc***

4.(a).1	Demerger Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).2	Indemnity Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).3	Deed of Indemnity dated 15 September 2000 between Transco Holding plc and Transco plc; Deed of Indemnity dated 15 September 2000 between BG Energy Holdings Limited and Transco Holdings plc*

4.(a).4	Tax Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).5	Dispute Resolution Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(c).1	Contract of employment for Chief Executive Frank Chapman*

4.(c).2	Contract of employment for Chief Financial Officer Ashley Almanza***

4.(c).3	Contract of employment for Deputy Chief Executive and General Counsel William Friedrich*

4.(c).4	Employment contract for Executive Vice President Stuart Fysh

4.(c).5	Employment contract for Executive Vice President David Roberts

4.(c).6	Letters of Appointment for the following Non-Executive Directors: Mr. David Benson, Sir John Coles, Mr. Elwyn Eilledge and Dame Stella Rimington***

4.(c).7	Letters of Appointment for the following Non-Executive Directors: Mr. Peter Backhouse, Mr. Paul Collins, Mr. Keith Mackrell, Lord Sharman and Sir Robert Wilson

6.	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 9 to the Financial Statements in Exhibit 14.2)

8.	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business

12.1	Certification of Frank Chapman, Chief Executive of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Frank Chapman, Chief Executive of BG Group plc, and Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of PricewaterhouseCoopers LLP, independent auditors of BG Group plc

14.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated April 7, 2004 which contains the BG Group plc Annual Report and Accounts 2003. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

14.3	The Company’s Form 6-K dated March 22, 2004, Form 6-K dated March 24, 2004 and Form 6-K dated March 31, 2004 are incorporated by reference under Item 4.B Business overview of Form 20-F. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Reports on Form 6-K is attached as an exhibit hereto.
___________________
*	Previously filed as an exhibit to the Company's Form 20-F filed March 12, 2001.
**	Previously filed as an exhibit to the Company's Form 20-F filed March 18, 2002.
***	Previously filed as an exhibit to the Company’s Form 20-F filed March 17, 2003.