Form 20-F
period 2004-12-31
BG GROUP PLC
filed 2005-03-16
CIK 805260

As filed with the Securities and Exchange Commission on March 16, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004
Commission file number 1-9337

BG GROUP PLC

(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

100 Thames Valley Park Drive
Reading, RG6 1PT
England
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class American Depositary Shares	Name of Each Exchange on Which Registered New York Stock Exchange

Ordinary Shares of 10 pence each	New York Stock Exchange*

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares (fully paid)	3,535,501,036 (10p units)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes            No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17            Item 18

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected financial data

The information set forth under the headings “Five year financial summary (unaudited)” on pages 126 to 129 and “Five year financial summary (continuing operations only) (unaudited)” on pages 130 to 131 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

3.B.	Capitalization and indebtedness.

Not applicable.

3.C.	Reasons for the offer and use of proceeds.

Not applicable.

3.D.	Risk factors.

The information set forth under the heading “Risk Factors” on pages 35 to 38 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and development of the company.

The information set forth under the headings “BG Group’s global operations” on pages 6 to 7, “Financial review–Exceptional Items – Profit/(Loss) on Disposals” on page 23, “Financial review–Capital Investment” on pages 24 to 25, “Financial review–Cash Flow” on pages 25 to 26, “Shareholder information–Headquarters and Registered Office Address” on page 132, “Shareholder information–Agent for Service of Process in the USA” on page 132, “Additional shareholder information–This Report and Accounts Incorporates the US Form 20-F” on page 133, “Additional shareholder information–History and Development of the Company” on page 133, “Presentation of non-GAAP measures and glossary–Presentation of non-GAAP Measures” on page 148 and “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 149 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

4.B.	Business overview.

The information set forth under the headings “BG Group’s global operations” on pages 6 to 7, “Business overview” on page 8, “Strategy” on pages 9 to 10, “Operating review” on pages 11 to 19, “Future Prospects” on page 30, “Notes to the accounts–Note 2 (Segmental Analysis)” on pages 70 to 73, “Presentation of non-GAAP measures and glossary–Presentation of non-GAAP Measures” on page 148 and “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 149 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

4.C.	Organizational structure.

The information set forth under the heading “Additional shareholder information–Organisational Structure” on page 134 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

4.D.	Property, plants and equipment.

The information set forth under the headings “Operating review” on pages 11 to 19, “Corporate responsibility–Environmentally Responsible” on pages 33 to 34, “Notes to the accounts–Note 12 (Tangible Fixed Assets)” on page 82, “Supplementary information – gas and oil (unaudited)” on pages 120 to 124, “Historical production (unaudited)” on page 125 and “Presentation of non-GAAP measures and glossary–Presentation of non-GAAP Measures” on page 148 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating results.

The information set forth under the headings “Financial review” on pages 20 to 29, “Risk Factors–Treasury” on pages 37 to 38, “Presentation of non-GAAP measures and glossary–Presentation of non-GAAP Measures” on page 148 and “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 149 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

5.B.	Liquidity and capital resources.

The information set forth under the headings “Financial review–Capital Investment” on pages 24 to 25, “Financial review–Cash flow before financing” on page 25, “Financial review–Cash Flow” through “–Net Borrowings” on pages 25 to 27, “Risk Factors–Treasury” on pages 37 to 38, “Notes to the accounts–Note 18 (Borrowings)” through “–Note 21 (Financial Instruments)” on pages 86 to 90, “Notes to the accounts–Note 26 (Commitments and Contingencies)” on pages 93 to 94 and “Presentation of non-GAAP measures and glossary–Presentation of non-GAAP Measures” on page 148 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

5.C.	Research and development, patents and licenses, etc.

The information set forth under the heading “Financial review–Research and Development” on page 29 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

5.D.	Trend information.

The information set forth under the headings “Strategy” on pages 9 to 10 and “Future Prospects” on page 30 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

5.E.	Off-balance sheet arrangements.

The information set forth under the headings “Financial review–Contractual Obligations” on page 27 and “Notes to the accounts–Note 26 (Commitments and Contingencies)” on pages 93 to 94 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

5.F.	Tabular disclosure of contractual obligations.

The information set forth under the heading “Financial review–Contractual Obligations – payments due by period” on page 27 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management.

The information set forth under the headings “Board of Directors” on pages 44 to 45 and “Group Executive Committee and Company Secretary” on pages 46 to 47 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

6.B.	Compensation.

The information set forth under the headings “Directors’ report–Directors and Officers” on page 49 and “Remuneration Report” on pages 51 to 60 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

6.C.	Board practices.

The information set forth under the headings “Governance Framework” on pages 39 to 43, “Directors’ Report” on pages 49 and 50 and “Remuneration Report” on pages 51 to 56 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

6.D.	Employees.

The information set forth under the headings “Corporate responsibility–Responsible to Our People” on pages 31 to 32, “Directors’ Report–Employees” on page 50 and “Notes to the accounts–Note 5 (Directors and Employees)” on pages 75 to 76 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

6.E.	Share ownership.

The information set forth under the heading “Remuneration Report” on pages 51 to 60 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders.

The information set forth under the heading “Additional shareholder information–Major Shareholders” on page 135 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

7.B.	Related party transactions.

The information set forth under the headings “Financial review–Related Party Transactions” on page 29 and “Notes to the accounts–Note 27 (Related Party Transactions)” on page 95 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

7.C.	Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information.

For the report of independent accountants see “Item 18. Financial Statements–Report of Independent Registered Public Accounting Firm”.

The information set forth under the headings “Financial review–Dividend” on page 27, “Principal accounting policies” on pages 62 to 63, “Consolidated profit and loss account” on pages 64 to 65, “Consolidated statement of total recognised gains and losses” on page 65, “Balance sheets” on page 66, “Movement in BG Group shareholders’ funds” on page 67, “Consolidated cash flow statement” on page 68, “Reconciliation of net borrowings” on page 68, “Analysis of changes in financing during the year” on page 69, “Analysis of cash movement” on page 69, “Notes to the accounts” on pages 70 to 109 and “Five year financial summary (unaudited)–Annual Dividends” on page 129 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

8.B.	Significant Changes.

The information set forth under the headings “Directors’ report–Significant Events Subsequent to 31 December 2004” on page 49 and “Notes to the accounts–Note 1 (New Accounting Standards and Post Balance Sheet Events–Post Balance Sheet Events)” on page 70 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and listing details.

The information set forth under the heading “Additional shareholder information–Listing and Price History” on page 134 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

9.B.	Plan of distribution.

Not applicable.

9.C.	Markets.

The information set forth under the heading “Additional shareholder information–Listing and Price History” on page 134 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

9.D.	Selling shareholders.

Not applicable.

9.E.	Dilution.

Not applicable.

9.F.	Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital.

Not applicable.

10.B.	Memorandum and articles of association.

The information set forth under the heading “Additional shareholder information–Memorandum and Articles of Association” on pages 135 to 137 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

10.C.	Material contracts.

The information set forth under the heading “Additional shareholder information–Material Contracts” on page 137 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

10.D.	Exchange controls.

The information set forth under the heading “Additional shareholder information–Exchange Controls” on page 137 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

10.E.	Taxation.

The information set forth under the heading “Additional shareholder information–Taxation” on pages 137 to 139 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

10.F.	Dividends and paying agents.

Not applicable.

10.G.	Statement by experts.

Not applicable.

10.H.	Documents on display.

The information set forth under the heading “Additional shareholder information–Documents on Display” on page 139 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

10.I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Risk Factors–Commodity Prices” through “–Treasury” on pages 36 to 38, “Principal accounting policies–Financial Instruments” through “–Commodity Instruments” on page 63 and “Notes to the accounts–Note 21 (Financial Instruments)” on pages 89 to 90 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the heading “Governance Framework–SEC Statement on Controls and Procedures” on page 39 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Governance Framework–Board committees–Audit Committee” on page 42 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the heading “Corporate responsibility” on page 31 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the headings “Additional shareholder information– Accountants’ Fees and Services” through “–Audit Committee Pre-Approval Policy and Procedures” on page 139 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased		Average Price Paid per share (pence)	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that may yet be Purchased under the Programs

2004-01-01 to 2004-01-31	—		—	—	—
2004-02-01 to 2004-02-29	—		—	—	—
2004-03-01 to 2004-03-31	—		—	—	—
2004-04-01 to 2004-04-30	—		—	—	—
2004-05-01 to 2004-05-31	258,926	[a]	334	—	—
2004-06-01 to 2004-06-30	—		—	—	—
2004-07-01 to 2004-07-31	—		—	—	—
2004-08-01 to 2004-08-31	—		—	—	—
2004-09-01 to 2004-09-30	—		—	—	—
2004-10-01 to 2004-10-31	—		—	—	—
2004-11-01 to 2004-11-30	—		—	—	—
2004-12-01 to 2004-12-31	—		—	—	—
Total	258,926		334	—	—

(a) Shares purchased through open-market transactions by the BG Group Share Incentive Plan.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of the BG Group plc:

In our opinion, the accompanying consolidated balance sheets and related consolidated profit and loss account, cash flow statement, statement of total recognised gains and losses and the related notes present fairly, in all material respects, the financial position of the BG Group plc and its subsidiaries at 31 December 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2004, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London, United Kingdom
March 16, 2005

The information set forth under the headings “Principal accounting policies” on pages 62 to 63, “Consolidated profit and loss account” on pages 64 to 65, “Consolidated statement of total recognised gains and losses” on page 65, “Balance sheets” on page 66, “Movement in BG Group shareholders’ funds” on page 67, “Consolidated cash flow statement” on page 68, “Reconciliation of net borrowings” on page 68, “Analysis of changes in financing during the year” on page 69, “Analysis of cash movement” on page 69 and “Notes to the accounts” on pages 70 to 109 of the Company’s Annual Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of BG Group plc*

1.2	Articles of Association of BG Group plc***

4.(a).1	Demerger Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).2	Indemnity Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).3	Deed of Indemnity dated 15 September 2000 between Transco Holding plc and Transco plc; Deed of Indemnity dated 15 September 2000 between BG Energy Holdings Limited and Transco Holdings plc*

4.(a).4	Tax Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).5	Dispute Resolution Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(c).1	Employment contract for Chief Executive Frank Chapman*

4.(c).2	Employment contract for Chief Financial Officer Ashley Almanza***

4.(c).3	Employment contract for Deputy Chief Executive and General Counsel William Friedrich*

4.(c).4	Employment contract for Executive Vice President Stuart Fysh****

4.(c).5	Employment contract for Executive Vice President David Roberts****

4.(c).6	Employment contract for Executive Vice President Jørn Berget

4.(c).7	Employment contract for Executive Vice President Peter Hughes

4.(c).8	Employment contract and Letter of Appointment for Company Secretary Ben Mathews

4.(c).9	Letters of Appointment for the following Non-Executive Directors: Sir John Coles, Mr. Elwyn Eilledge, Dame Stella Rimington***

4.(c).10	Letters of Appointment for the following Non-Executive Directors: Mr. Peter Backhouse, Mr. Paul Collins, Mr. Keith Mackrell, Lord Sharman and Sir Robert Wilson****

4.(c).11	Letter of Appointment for the following Non-Executive Director: Baroness Hogg

6	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 10 to the Financial Statements in Exhibit 15.2)

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business

12.1	Certification of Frank Chapman, Chief Executive of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Frank Chapman, Chief Executive of BG Group plc, and Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP, independent auditors of BG Group plc

15.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated March 16, 2005 which contains the BG Group plc Annual Report and Accounts 2004. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Previously filed as an exhibit to the Company's Form 20-F filed March 12, 2001.
**	Previously filed as an exhibit to the Company's Form 20-F filed March 18, 2002.
***	Previously filed as an exhibit to the Company’s Form 20-F filed March 17, 2003.
****	Previously filed as an exhibit to the Company’s Form 20-F filed April 7, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:      March 16, 2005

BG Group plc
Registrant

By:	/s/ Ben Mathews

Name: Ben Mathews
Title: Company Secretary

EXHIBIT INDEX

1.1	Memorandum of Association of BG Group plc*

1.2	Articles of Association of BG Group plc***

4.(a).1	Demerger Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).2	Indemnity Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).3	Deed of Indemnity dated 15 September 2000 between Transco Holding plc and Transco plc; Deed of Indemnity dated 15 September 2000 between BG Energy Holdings Limited and Transco Holdings plc*

4.(a).4	Tax Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).5	Dispute Resolution Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(c).1	Employment contract for Chief Executive Frank Chapman*

4.(c).2	Employment contract for Chief Financial Officer Ashley Almanza***

4.(c).3	Employment contract for Deputy Chief Executive and General Counsel William Friedrich*

4.(c).4	Employment contract for Executive Vice President Stuart Fysh****

4.(c).5	Employment contract for Executive Vice President David Roberts****

4.(c).6	Employment contract for Executive Vice President Jørn Berget

4.(c).7	Employment contract for Executive Vice President Peter Hughes

4.(c).8	Employment contract and Letter of Appointment for Company Secretary Ben Mathews

4.(c).9	Letters of Appointment for the following Non-Executive Directors: Sir John Coles, Mr. Elwyn Eilledge, Dame Stella Rimington***

4.(c).10	Letters of Appointment for the following Non-Executive Directors: Mr. Peter Backhouse, Mr. Paul Collins, Mr. Keith Mackrell, Lord Sharman and Sir Robert Wilson****

4.(c).11	Letter of Appointment for the following Non-Executive Director: Baroness Hogg

6	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 10 to the Financial Statements in Exhibit 15.2)

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business

12.1	Certification of Frank Chapman, Chief Executive of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Frank Chapman, Chief Executive of BG Group plc, and Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP, independent auditors of BG Group plc

15.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated March 16, 2005 which contains the BG Group plc Annual Report and Accounts 2004. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Previously filed as an exhibit to the Company's Form 20-F filed March 12, 2001.
**	Previously filed as an exhibit to the Company's Form 20-F filed March 18, 2002.
***	Previously filed as an exhibit to the Company’s Form 20-F filed March 17, 2003.
****	Previously filed as an exhibit to the Company’s Form 20-F filed April 7, 2004.