Form 20-F
period 2005-12-31
BG GROUP PLC
filed 2006-03-22
CIK 805260

As filed with the Securities and Exchange Commission on March 22, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

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

Ordinary Shares (fully paid)             3,548,745,317     (10p units)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes       No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes       No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer       Accelerated Filer       Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17       Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes       No

*      Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected financial data.

The information set forth under the headings “Three year financial summary (unaudited)” on pages 134 to 135 and “Five year financial summary (unaudited)” on pages 136 to 137 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

3.B.	Capitalization and indebtedness.

Not applicable.

3.C.	Reasons for the offer and use of proceeds.

Not applicable.

3.D.	Risk factors.

The information set forth under the heading “Risk factors” on pages 35 to 37 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and development of the company.

The information set forth under the headings “BG Group’s global operations” on pages 6 to 7, “Financial review—Disposals and Re-measurements” on pages 23 to 24, “Financial review—Capital Investment” on page 25, “Financial review—Cash Flow” on pages 25 to 26, “Notes to the accounts—Note 27(A) (Commitments and Contingencies—Capital Expenditure)” on page 99, “Shareholder information—Headquarters and Registered Office Address” on page 138, “Shareholder information—Agent for Service of Process in the USA” on page 138, “Additional shareholder information—This Annual Report and Accounts Incorporates the US Form 20-F” on page 139, “Additional shareholder information—History and Development of the Company” on page 139, “Presentation of non-GAAP measures” on page 152 and “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 153 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

4.B.	Business overview.

The information set forth under the headings “BG Group’s global operations” on pages 6 to 7, “Strategy review” on pages 8 to 11, “Future prospects” on page 12, “Operating review” on pages 13 to 20, “Notes to the accounts—Note 2 (Segmental Analysis and Results Presentation)” on pages 71 to 75, “Presentation of non-GAAP measures” on page 152 and “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 153 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

4.C.	Organizational structure.

The information set forth under the heading “Notes to the accounts—Note 32 (Principal Subsidiary Undertakings, Joint Ventures and Associates)” on pages 116-117 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

4.D.	Property, plants and equipment.

The information set forth under the headings “Operating review” on pages 13 to 20, “Corporate Responsibility—Environment” on page 34, “Notes to the accounts—Note 13 (Property, Plant and Equipment)” on page 87, “Supplementary information—gas and oil (unaudited)” on pages 128 to 132, “Historical production (unaudited)” on page 133 and “Presentation of non-GAAP measures” on page 152 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating results.

The information set forth under the headings “Financial review” on pages 21 to 30, “Risk Factors—Commodity Prices” through “—Credit” on pages 35 to 36, “Presentation of non-GAAP measures” on page 152 and “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 153 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

5.B.	Liquidity and capital resources.

The information set forth under the headings “Financial review—Capital Investment” through “—Financing” on pages 25 to 27, “Risk Factors—Commodity Prices” through “—Credit” on pages 35 to 36, “Notes to the accounts—Note 20 (Borrowings)” through “—Note 21 (Financial Instruments)” on pages 91 to 96, “Notes to the accounts—Note 27 (Commitments and Contingencies)” on pages 99 to 101 and “Presentation of non-GAAP measures” on page 152 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

5.C.	Research and development, patents and licenses, etc.

The information set forth under the heading “Notes to the accounts—Note 4 (Operating Costs)” on page 76 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

5.D.	Trend information.

The information set forth under the headings “Strategy review” on pages 8 to 11 and “Future prospects” on page 12 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

5.E.	Off-balance sheet arrangements.

The information set forth under the headings “Financial review—Contractual Obligations and Other Off-balance Sheet Arrangements” on page 28 and “Notes to the accounts—Note 27 (Commitments and Contingencies)” on pages 99 to 101 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

5.F.	Tabular disclosure of contractual obligations.

The information set forth under the heading “Financial review—Contractual obligations—payments due by period” on page 27 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

5.G.	Safe Harbor.

The information set forth under the heading “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 153 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management.

The information set forth under the headings “Board of Directors” on pages 44 to 45 and “Group Executive Committee and Company Secretary” on pages 46 to 47 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

6.B.	Compensation.

The information set forth under the headings “Directors’ report—Directors and Officers” on page 49 and “Remuneration report” on pages 51 to 61 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

6.C.	Board practices.

The information set forth under the headings “Governance framework” on pages 38 to 43, “Directors’ report” on pages 49 to 50 and “Remuneration report” on pages 51 to 56 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

6.D.	Employees.

The information set forth under the headings “Corporate responsibility—Our People” on pages 32 to 33, “Directors’ report—Employees” on page 50 and “Notes to the accounts—Note 5 (Directors and Employees)” on pages 77 to 80 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

6.E.	Share ownership.

The information set forth under the heading “Remuneration report” on pages 51 to 61 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders.

The information set forth under the heading “Additional shareholder information—Major Shareholders” on page 141 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

7.B.	Related party transactions.

The information set forth under the headings “Financial review—Related Party Transactions” on page 30 and “Notes to the accounts—Note 28 (Related Party Transactions)” on page 101 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

7.C.	Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information.

The information set forth under the headings “Financial review—Dividend” on pages 27 to 28, “Principal accounting policies” on pages 63 to 65, “Consolidated income statement” on pages 66 to 67, “Consolidated statement of recognised income and expense” on page 67, “Balance sheets” on pages 68 to 69, “Cash flow statements” on page 70, “Notes to the accounts” on pages 71 to 127, “Supplementary information – gas and oil (unaudited)” on pages 128 to 132, and “Five year financial summary (unaudited)—Annual Dividends” on page 136 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

8.B.	Significant Changes.

The information set forth under the heading “Directors’ report—Significant Events Subsequent to 31 December 2005” on page 49 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and listing details.

The information set forth under the heading “Additional shareholder information—Listing and Price History” on page 140 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

9.B.	Plan of distribution.

Not applicable.

9.C.	Markets.

The information set forth under the heading “Additional shareholder information—Listing and Price History” on page 140 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

9.D.	Selling shareholders.

Not applicable.

9.E.	Dilution.

Not applicable.

9.F.	Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital.

Not applicable.

10.B.	Memorandum and articles of association.

The information set forth under the heading “Additional shareholder information—Memorandum and Articles of Association” on pages 141 to 143 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

10.C.	Material contracts.

The information set forth under the heading “Additional shareholder information—Material Contracts” on page 143 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

10.D.	Exchange controls.

The information set forth under the heading “Additional shareholder information—Exchange Controls” on page 143 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

10.E.	Taxation.

The information set forth under the heading “Additional shareholder information—Taxation” on pages 143 to 144 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

10.F.	Dividends and paying agents.

Not applicable.

10.G.	Statement by experts.

Not applicable.

10.H.	Documents on display.

The information set forth under the heading “Additional shareholder information—Documents on Display” on page 145 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

10.I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Financial review—Critical Accounting Policies—Financial instruments” through “—Commodity instruments” on pages 29 to 30, “Risk Factors—Commodity Prices” through “—Credit” on pages 35 to 36, “Principal accounting policies—Financial Instruments (from 1 January 2005)” through “—Commodity Instruments (to 31 December 2004)” on page 65 and “Notes to the accounts—Note 21 (Financial Instruments)” on pages 93 to 96 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the heading “Governance Framework—Internal Control Framework” through “—Internal Control Framework—Evaluation of disclosure controls and procedures” on page 43 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Governance Framework—Board committees—Audit Committee” on page 42 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the heading “Corporate responsibility” on page 31 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the headings “Additional shareholder information— Accountants’ Fees and Services” through “—Audit Committee Pre-Approval Policy and Procedures” on page 145 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased		Average Price Paid per share (pence)	Total Number of Shares Purchased as Part of Publicly Announced Programs(a)	Maximum Number of Shares that may yet be Purchased under the Programs(b)

2005-01-01 to 2005-01-31	—		—	—	—
2005-02-01 to 2005-02-28	—		—	—	—
2005-03-01 to 2005-03-31	300,000	(c)	415.33	—	—
2005-04-01 to 2005-04-30	110,000	(c)	415.75	—	—
2005-05-01 to 2005-05-31	—		—	—	—
2005-06-01 to 2005-06-30	—		—	—	—
2005-07-01 to 2005-07-31	550,000	(d)	470.44	—	—
2005-08-01 to 2005-08-31	—		—	—	—
2005-09-01 to 2005-09-30	—		—	—	—
2005-10-01 to 2005-10-31	—		—	—	—
2005-11-01 to 2005-11-30	—		—	—	£1.00 billion
2005-12-01 to 2005-12-31	7,009,000		560.37	7,009,000	£0.96 billion
Total	7,969,000		546.71	—	—

(a)	On November 8, 2005, the Company announced its intention to return up to GBP1billion (USD1.72billion) to shareholders through a share repurchase programme. It is intended that the shares repurchased will be held in treasury in accordance with section 162(A) of the Companies Act 1985. The repurchase programme is in accordance with the Company’s general authority to make market purchases of its ordinary shares, as approved by shareholders, which expires on the date of the Company’s next annual general meeting on April 28, 2006. The Company will seek shareholder approval to renew this authority at the next annual general meeting.
(b)	Total value of remaining potential purchases of shares by the Company as at the end of the each month.
(c)	Shares purchased through open-market transactions for use in the BG Group Share Incentive Plan.
(d)	Shares purchased through open-market transactions for use in the BG Group Long term Incentive Scheme

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BG Group plc:

In our opinion, the accompanying consolidated balance sheets and related consolidated income statement, cash flow statements, consolidated statement of recognised income and expense present fairly, in all material respects, the financial position of BG Group plc and its subsidiaries at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 of the financial statements.

As discussed in Note 33 of the financial statements, as a result of adopting IAS 32 and IAS 39 on January 1, 2005, the Company changed its method of accounting for financial instruments

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP London, United Kingdom March 22, 2006

The information set forth under the headings “Principal accounting policies” on pages 63 to 65, “Consolidated income statement” on pages 66 to 67, “Consolidated statement of recognised income and expense” on page 67, “Balance sheets” on pages 68 to 69, “Cash flow statements” on page 70 and “Notes to the accounts” on pages 71 to 127 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 22, 2006, is incorporated herein by reference.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of BG Group plc

1.2	Articles of Association of BG Group plc

4.(a).1	Demerger Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).2	Indemnity Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).3	Deed of Indemnity dated 15 September 2000 between Transco Holding plc and Transco plc; Deed of Indemnity dated 15 September 2000 between BG Energy Holdings Limited and Transco Holdings plc*

4.(a).4	Tax Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).5	Dispute Resolution Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(c).1	Employment contract for Chief Executive Frank Chapman*

4.(c).2	Employment contract for Deputy Chief Executive William Friedrich* and letter amendment to employment contract

4.(c).3	Employment contract for Chief Financial Officer Ashley Almanza***

4.(c).4	Employment contract for Executive Vice President Charles Bland

4.(c).5	Employment contract for Executive Vice President Jørn Berget†

4.(c).6	Employment contract for Executive Vice President Peter Duffy

4.(c).7	Employment contract for Executive Vice President Stuart Fysh****

4.(c).8	Employment contract for Executive Vice President Martin Houston

4.(c).9	Employment contract for Executive Vice President Mark Carne

4.(c).10	Offer letter (including amendment) for Executive Vice President Rick Waddell

4.(c).11	Employment contract for General Counsel Stefan Ricketts

4.(c).12	Employment contract for Company Secretary Ben Mathews†

4.(c).13	Letter of Appointment for the following Non-Executive Director: Sir John Coles***

4.(c).14	Letters of Appointment for the following Non-Executive Directors: Mr. Peter Backhouse, Mr. Paul Collins, Lord Sharman and Sir Robert Wilson****

4.(c).15	Letter of Appointment for the following Non-Executive Director: Baroness Hogg†

4.(c).16	Letter of Appointment for the following Non-Executive Director: Jürgen Dormann

6	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 10 to the Financial Statements in Exhibit 15.2)

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business (included in Note 32 to the Financial Statements in Exhibit 15.2)

12.1	Certification of Frank Chapman, Chief Executive of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Frank Chapman, Chief Executive of BG Group plc, and Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of independent accountants

15.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated March 22, 2006 which contains the BG Group plc Annual Report and Accounts 2005. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Previously filed as an exhibit to the Company's Form 20-F filed March 12, 2001.
**	Previously filed as an exhibit to the Company's Form 20-F filed March 18, 2002.
***	Previously filed as an exhibit to the Company’s Form 20-F filed March 17, 2003.
****	Previously filed as an exhibit to the Company’s Form 20-F filed April 7, 2004.
†	Previously filed as an exhibit to the Company’s Form 20-F filed March 16, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:      March 22, 2006

BG Group plc Registrant

By:	/s/	Ben Mathews

	Name:	Ben Mathews
	Title:	Company Secretary

EXHIBIT INDEX

1.1	Memorandum of Association of BG Group plc

1.2	Articles of Association of BG Group plc

4.(a).1	Demerger Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).2	Indemnity Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).3	Deed of Indemnity dated 15 September 2000 between Transco Holding plc and Transco plc; Deed of Indemnity dated 15 September 2000 between BG Energy Holdings Limited and Transco Holdings plc*

4.(a).4	Tax Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).5	Dispute Resolution Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(c).1	Employment contract for Chief Executive Frank Chapman*

4.(c).2	Employment contract for Deputy Chief Executive William Friedrich* and letter amendment to employment contract

4.(c).3	Employment contract for Chief Financial Officer Ashley Almanza***

4.(c).4	Employment contract for Executive Vice President Charles Bland

4.(c).5	Employment contract for Executive Vice President Jørn Berget†

4.(c).6	Employment contract for Executive Vice President Peter Duffy

4.(c).7	Employment contract for Executive Vice President Stuart Fysh****

4.(c).8	Employment contract for Executive Vice President Martin Houston

4.(c).9	Employment contract for Executive Vice President Mark Carne

4.(c).10	Offer letter (including amendment) for Executive Vice President Rick Waddell

4.(c).11	Employment contract for General Counsel Stefan Ricketts

4.(c).12	Employment contract for Company Secretary Ben Mathews†

4.(c).13	Letter of Appointment for the following Non-Executive Director: Sir John Coles***

4.(c).14	Letters of Appointment for the following Non-Executive Directors: Mr. Peter Backhouse, Mr. Paul Collins, Lord Sharman and Sir Robert Wilson****

4.(c).15	Letter of Appointment for the following Non-Executive Director: Baroness Hogg†

4.(c).16	Letter of Appointment for the following Non-Executive Director: Jürgen Dormann

6	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 10 to the Financial Statements in Exhibit 15.2)

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business (included in Note 32 to the Financial Statements in Exhibit 15.2)

12.1	Certification of Frank Chapman, Chief Executive of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Frank Chapman, Chief Executive of BG Group plc, and Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of independent accountants

15.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated March 22, 2006 which contains the BG Group plc Annual Report and Accounts 2005. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Previously filed as an exhibit to the Company's Form 20-F filed March 12, 2001.
**	Previously filed as an exhibit to the Company's Form 20-F filed March 18, 2002.
***	Previously filed as an exhibit to the Company’s Form 20-F filed March 17, 2003.
****	Previously filed as an exhibit to the Company’s Form 20-F filed April 7, 2004.
†	Previously filed as an exhibit to the Company’s Form 20-F filed March 16, 2005.