Form 20-F
period 2006-12-31
BG GROUP PLC
filed 2007-04-17
CIK 805260

As filed with the Securities and Exchange Commission on April 17, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Commission file number 1-9337

BG GROUP PLC
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

100 Thames Valley Park Drive
Reading, RG6 1PT
England
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class American Depositary Shares Ordinary Shares of 10 pence each	Name of Each Exchange on Which Registered New York Stock Exchange New York Stock Exchange*

Securities registered pursuant to Section 12(g) of the Exchange Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares (fully paid)             3,558,169,295     (10p units)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes       No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Yes       No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected financial data.

The information set forth under the headings “Four year financial summary (unaudited)” on pages 135 to 136 and “Five year financial summary (unaudited)” on page 137 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

3.B.	Capitalization and indebtedness.

Not applicable.

3.C.	Reasons for the offer and use of proceeds.

Not applicable.

3.D.	Risk factors.

The information set forth under the heading “Business review–Risk factors” on pages 41 to 44 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and development of the company.

The information set forth under the headings “Business review–Operating review” on pages 16 to 26 (except for the information included in the last bullet point under “Highlights” on page 16 relating to proved reserves replacement rates), “Business review–Financial review–Summary” on page 27, “Business review–Financial review–Disposals, Re-measurements and Impairments” on pages 30 to 31, “Business review–Financial review–Finance Costs” on page 31, “Business review–Financial review–Capital Investment” on pages 31 to 32, “Business review–Financial review–Financing” on pages 33 to 34, “Notes to the accounts–Note 2 (Segmental Analysis and Results Presentation–Capital Investment)” on page 84, “Notes to the accounts–Note 6 (Disposals, Re-measurements and Impairments)” on pages 91 to 92, “Notes to the accounts–Note 10 (Earnings per Ordinary Share)” on page 94, “Notes to the accounts–Note 11 (Goodwill)” on page 94, “Notes to the accounts–Note 27(A) (Commitments and Contingencies–Capital Expenditure)” on page 108, “Shareholder information–Headquarters and Registered Office Address” on page 138, “Shareholder information–Agent for Service of Process in the USA” on page 138, “Additional shareholder information–This Annual Report and Accounts Incorporates the US Form 20-F” through “–History and Development of the Company” on page 139, “Presentation of non-GAAP measures” on page 152 and “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 153 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

4.B.	Business overview.

The information set forth in the table captioned “Financial Results – Business Performance” on page 27 and the information set forth under the headings “Business review–Group overview” through “–Operating review” on pages 6 to 26 (except for the information included in the last bullet point under “Highlights” on page 16 relating to proved reserves replacement rates), “Business review–Risk factors” on pages 41 to 44, “Remuneration report–Remuneration Policy” on page 60, “Remuneration report–Components of Remuneration–Long Term Incentive Scheme” on page 62, “Remuneration report–Performance Graph” on page 64, “Notes to the accounts–Note 2 (Segmental Analysis and Results Presentation)” on pages 80 to 84, “Additional shareholder information–Memorandum and Articles of Association” on page 140, “Presentation of non-GAAP measures” on page 152 and “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 153 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

BG Group plc does not retail oil or gas and, therefore, does not use marketing channels.

4.C.	Organizational structure.

The information set forth under the heading “Notes to the accounts–Note 32 (Principal Subsidiary Undertakings, Joint Ventures and Associates)” on pages 127 to 128 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

4.D.	Property, plants and equipment.

The information set forth under the headings “Business review–Operating review” on pages 16 to 26 (except for the information included in the last bullet point under “Highlights” on page 16 relating to proved reserves replacement rates), “Business review–Corporate Responsibility–Environment” on page 40, “Business review–Risk factors–Health, Safety, Security & Environment (HSSE)” on page 43, “Notes to the accounts–Note 13 (Property, Plant and Equipment)” on pages 96 to 97, “Notes to the accounts–Note 27(E) (Commitments and Contingencies–Lease Commitments)” on page 109, “Supplementary information – gas and oil (unaudited)” on pages 129 to 133, “Historical production (unaudited) ” on page 134 and “Presentation of non-GAAP measures” on page 152 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating results.

The information set forth under the headings “Business review–Financial review” on pages 27 to 36, “Business Review–Risk factors–Exchange Rate” on pages 42 to 43, “Notes to the accounts–Note 21 (Financial Instruments)” on pages 102 to 104, “Notes to the accounts–Note 29 (Pensions and Post-Retirement Benefits)” on page 111, “Presentation of non-GAAP measures” on page 152 and “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 153 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

5.B.	Liquidity and capital resources.

The information set forth under the headings “Business review–Financial review–Capital Investment” through “–Financing” on pages 31 to 34, “Business review–Financial review–Critical Accounting Policies” on pages 34 to 36, “Risk factors–Commodity Prices” through “–Credit” on pages 42 to 43, “Cash flow statements” on page 78, “Notes the accounts–Note 20 (Borrowings) on pages 100 to 101, “Notes the accounts–Note 21 (Financial Instruments)” on pages 102 to 104, “Notes to the accounts–Note 27 (Commitments and Contingencies)” on pages 108 to 110, “Notes to the accounts–Note 30 (Notes to the Consolidated Cash Flow Statement)” on page 117 and “Presentation of non-GAAP measures” on page 152 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

5.C.	Research and development, patents and licenses, etc.

The information set forth under the heading “Notes to the accounts–Note 4 (Operating Costs)” on page 85 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

5.D.	Trend information.

The information set forth under the heading “Business Review–Strategy and future prospects” on pages 10 to 15, the information set forth in the graphs under the heading “Business review–Operating Review” on pages 17, 21, 24 and 26 and the information set forth under the heading “Business review–Financial review–Operating Results” on pages 27 to 30 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

5.E.	Off-balance sheet arrangements.

The information set forth under the headings “Business review–Financial review–Contractual Obligations and Other Off-Balance Sheet Arrangements” on page 34 and “Notes to the accounts–Note 27 (Commitments and Contingencies)” on pages 108 to 110 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

5.F.	Tabular disclosure of contractual obligations.

The information set forth in the table captioned “Contractual obligations – payments due by period” on page 33 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

5.G.	Safe Harbor.

The information set forth under the heading “Cautionary Note to Shareholders in Relation to Certain Forward-Looking Statements” on page 153 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management.

The information set forth under the headings “Corporate governance–Board of Directors” on page 53 and “Corporate governance–Group Executive Committee and Company Secretary” on pages 55 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

6.B.	Compensation.

The information set forth under the headings “Directors’ report–Directors and Officers” on page 57, “Remuneration report” on pages 59 to 69, “Notes to the accounts–Note 5 (Directors and Employees)” on pages 86 to 90 and “Notes to the accounts–Note 29 (Pensions and Post-Retirement Benefits)” on pages 111 to 116 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

6.C.	Board practices.

The information set forth under the headings “Corporate governance–Governance framework–Organisation and structure–Board of Directors” on page 47, “Corporate governance–Governance framework–Board Committee Reports” on page 48, “Corporate governance–Board of Directors” on page 53, “Corporate governance–Group Executive Committee and Company Secretary” on page 55, “Remuneration report–Remuneration Committee” on page 59, “Remuneration report–Service Contracts” on page 64, and “Remuneration report–Directors’ Service Contracts” through “–Chairman and Non-Executive Directors” on pages 65 to 66 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

6.D.	Employees.

The information set forth in the graphs captioned “Employees by location” and “Employees by region” under the heading “Business review–Corporate Responsibility” on page 38 and the information set forth under the headings “Business review–Corporate Responsibility–Our People” on pages 38 to 39, “Directors’ report–Employees” on pages 57 to 58 and “Notes to the accounts–Note 5(D) (Directors and Employees–Average Number of Employees During the Year)” on page 87 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

6.E.	Share ownership.

The information set forth under the headings “Directors’ report–Directors and Officers” on page 57, “Remuneration report–Components of Remuneration” through “–Shareholding Guidelines” on pages 60 to 63 and “Remuneration report–Directors’ Interests in Shares Under the BG Group Long Term Incentive Scheme” through “–Ordinary Shares” on pages 66 to 68 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders.

The information set forth under the headings “Directors’ report–Substantial Shareholders” on page 57 and “Additional shareholder information–Major Shareholders” on page 140 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

7.B.	Related party transactions.

The information set forth under the headings “Business review–Financial review–Related Party Transactions” on page 36, “Notes to the accounts–Note 14 (Investments)” on pages 97 to 98 and “Notes to the accounts–Note 28 (Related Party Transactions)” on page 110 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

7.C.	Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information.

The information set forth under the headings “Business review–Financial review–Dividend and Return of Capital to Shareholders” on page 34, “Principal accounting polices” on pages 71 to 73, “Consolidated income statement” on pages 74 to 75, “Consolidated statement of recognised income and expense” on page 75, “Balance sheets” on pages 76 to 77, “Cash flow statements” on page 78, “Notes to the accounts” on pages 79 to 128 and “Five year financial summary (unaudited)–Annual Dividends” on page 137 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

8.B.	Significant Changes.

The information set forth under the headings “Directors’ Report – Significant Events Subsequent to 31 December 2006” on page 56 and “Notes to the accounts–Note 1 (New Accounting Standards and Post Balance Sheet Events–Post Balance Sheet Events)” on page 79 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and listing details.

The information set forth under the heading “Additional shareholder information–Listing and Price History” on page 140 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

9.B.	Plan of distribution.

Not applicable.

9.C.	Markets.

The information set forth under the heading “Additional shareholder information–Listing and Price History” on page 140 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

9.D.	Selling shareholders.

Not applicable.

9.E.	Dilution.

Not applicable.

9.F.	Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital.

Not applicable.

10.B.	Memorandum and articles of association.

The information set forth under the heading “Additional shareholder information–Memorandum and Articles of Association” on pages 140 to 142 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

10.C.	Material contracts.

The information set forth under the heading “Additional shareholder information–Material Contracts” on page 142 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

10.D.	Exchange controls.

The information set forth under the heading “Additional shareholder information–Exchange Controls” on page 142 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

10.E.	Taxation.

The information set forth under the heading “Additional shareholder information–Taxation” on pages 142 to 144 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

10.F.	Dividends and paying agents.

Not applicable.

10.G.	Statement by experts.

Not applicable.

10.H.	Documents on display.

The information set forth under the heading “Additional shareholder information–Documents on Display” on page 144 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

10.I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Business review–Financial review–Critical Accounting Policies–Financial Instruments” through “–Commodity Instruments” on pages 35 to 36, “Risk factors–Commodity Prices” through “–Credit” on pages 42 to 43 and “Notes to the accounts–Note 21 (Financial Instruments) on pages 102 to 104 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate governance–Governance framework–Statements of Compliance–US Sarbanes-Oxley Act 2002” on page 46 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

The attestation report of PricewaterhouseCoopers LLP is contained in its audit opinion, which appears in Item 18 of this Form 20-F.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate governance–Governance framework—Board Committee Reports—Audit Committee” on page 48 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the heading “Corporate responsibility” on page 37 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP has served as BG Group’s independent public accountants for each of the financial years in the three year period ended 31 December 2006, for which audited financial statements appear in this Annual Report on Form 20-F. The external Auditors are subject to re-appointment at the AGM.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers LLP to BG Group in 2006 and 2005.

	Year ended December 31,
	2006	2005

	£m	£m
Audit fees(a)	2.9	2.2
Audit-related fees(b)	0.3	0.3
Tax fees(c)	0.8	0.3
All other fees(d)	—	—
Total	4.0	2.8

(a) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external Auditor can reasonably provide, and include the Group audit, statutory audits, comfort letters and consents, attest services and assistance with and review of documents filed with the SEC.

(b) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s Financial Statements or that are traditionally performed by the external Auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programmes and projects; reviews of security controls; reviews of plans and controls for shared service centres; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(c) Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities, tax planning services, and expatriate tax planning and services.

(d) All other fees include fees billed for training, forensic accounting, data security reviews, treasury control reviews and process improvement and advice, and environmental, sustainability and corporate social responsibility advisory services.

The information set forth under the heading “Additional shareholder information–Audit Committee Pre-Approval Policy and Procedures” on page 144 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Period	Total Number of Shares Purchased(1)	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Programs(2)	Maximum Number of Shares that may yet be Purchased under the Programs(3)

2006-01-01 to 2006-01-31	12,410,000	£5.97	12,410,000	£890 million
2006-02-01 to 2006-02-28	—	—	—	£890 million
2006-03-01 to 2006-03-31	9,636,906	£6.83	9,636,906	£820 million
2006-04-01 to 2006-04-30	—	—	—	£820 million
2006-05-01 to 2006-05-31	23,247,571	£6.88	23,247,571	£660 million
2006-06-01 to 2006-06-30	43,427,590	£6.73	43,427,590	£370 million
2006-07-01 to 2006-07-31	14,145,000	£7.21	14,145,000	£270 million
2006-08-01 to 2006-08-31	18,031,860	£7.10	18,031,860	£140 million
2006-09-01 to 2006-09-30	21,038,989	£6.58	21,038,989	£0
2006-10-01 to 2006-10-31	—	—	—	£0
2006-11-01 to 2006-11-30	—	—	—	£0
2006-12-01 to 2006-12-31	—	—	—	£0
Total	141,937,916	£6.7571	141,937,916	—

(1)	All purchases were made through publicly announced plans.
(2)	On November 8, 2005, the Company announced its intention to return up to GBP1billion (USD1.72billion) to shareholders through a share repurchase program. It is intended that the shares repurchased will be held in treasury in accordance with section 162(A) of the Companies Act 1985. The repurchase program is in accordance with the Company’s general authority to make market purchases of its ordinary shares, as approved by shareholders, which expires on the date of the Company’s next annual general meeting on May 14, 2007. The Company will seek shareholder approval to renew this authority at the next annual general meeting.
(3)	Total value of remaining potential purchases of shares by the Company as at the end of the each month.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of BG Group plc

We have completed an integrated audit of BG Group plc’s 31 December 2006 consolidatedfinancial statements and of its internal control over financial reporting as of 31 December 2006 and an audit of its 2005 and 2004 consolidatedfinancial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanyingconsolidated income statement, the balance sheets, the cash flow statements, the consolidated statement of recognised income and expense, and the related notes present fairly, in all material respects, the financial position of BG Group plc and its subsidiaries as at 31 December 2006 and 31 December 2005 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits present a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, BG Group adopted IFRIC 4 “Determining whether an arrangement contains a lease” on 1 January 2006 which provides guidance for determining whether an arrangement for the right of use of property, plant and equipment contains a lease. In addition, as a result of adopting IAS 32 and IAS 39 on 1 January 2005, the Company changed its method of accounting for financial instruments.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying “Section 404: Management’s Annual Report on Internal Control over Financial Reporting” as set out in Controls and Procedures, Item 15 of Form 20-F, that the Group maintained effective internal control over financial reporting as of 31 December 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP London 4 April 2007

The information set forth under the headings “Principal accounting policies” on pages 71 to 73, “Consolidated income statement” on pages 74 to 75, “Consolidated statement of recognised income and expense” on page 75, “Balance sheets” on pages 76 to 77, “Cash flow statements” on page 78 and “Notes to the accounts” on pages 79 to 128 of the Company’s Annual Report and Accounts 2006 contained in the Company’s Report on Form 6-K dated April 17, 2007, is incorporated herein by reference.

ITEM 19.	EXHIBITS
	1.1	Memorandum of Association of BG Group plc††

	1.2	Articles of Association of BG Group plc††

	4.(a).1	Demerger Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

	4.(a).2	Indemnity Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

	4.(a).3	Deed of Indemnity dated 15 September 2000 between Transco Holding plc and Transco plc; Deed of Indemnity dated 15 September 2000 between BG Energy Holdings Limited and Transco Holdings plc*

	4.(a).4	Tax Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

	4.(a).5	Dispute Resolution Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

	4.(c).1	Employment contract for Chief Executive Frank Chapman* and letter amendment to employment contract

	4.(c).2	Employment contract for Deputy Chief Executive William Friedrich* and letter amendment to employment contract†and a subsequent letter amendment to employment contract

	4.(c).3	Employment contract for Chief Financial Officer Ashley Almanza** and letter amendment to employment contract

	4.(c).4	Employment contract for Executive Vice President Charles Bland †† and letter amendment to employment contract

	4.(c).5	Employment contract for Executive Vice President Jørn Berget† and letter amendment to employment contract

	4.(c).6	Employment contract for Executive Vice President Peter Duffy†† and letter amendment to employment contract

	4.(c).7	Employment contract for Executive Vice President Stuart Fysh*** and letter amendment to employment contract

	4.(c).8	Employment contract for Executive Vice President Martin Houston†† and letter amendment to employment contract

	4.(c).9	Employment contract for Executive Vice President Mark Carne †† and letter amendment to employment contract

	4.(c).10	Offer letter (including amendment) for Executive Vice President Rick Waddell††

	4.(c).11	Employment contract for General Counsel Stefan Ricketts†† and letter amendment to employment contract

	4.(c).12	Employment contract for Company Secretary Ben Mathews†

	4.(c).13	Letter of Appointment for the following Non-Executive Director: Sir John Coles**

	4.(c).14	Letters of Appointment for the following Non-Executive Directors: Mr. Peter Backhouse, Mr. Paul Collins, Lord Sharman and Sir Robert Wilson***

	4.(c).15	Letter of Appointment for the following Non-Executive Director: Baroness Hogg†

	4.(c).16	Letter of Appointment for the following Non-Executive Director: Jürgen Dormann††

	4 (c). 17	Letter of Appointment for the following Non-Executive Director: Philippe Varin

	6	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 10 to the Financial Statements in Exhibit 15.2)

	8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business (included in Note 32 to the Financial Statements in Exhibit 15.2)

	12.1	Certification of Frank Chapman, Chief Executive of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

	12.2	Certification of Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

	13	Certifications of Frank Chapman, Chief Executive of BG Group plc, and Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

	15.1	Consent of Independent Registered Public Accounting Firm

	15.2	The Company’s responses to the requirements of Form 20-F (except for Item 15(c) “Attestation Report of the Registered Public Accounting Firm,” Item 16C “Principal Accountant Fees and Services,” Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and the US Audit Report of Independent Accountants, which is included under Item 18 “Financial Statements”) have been incorporated by reference to the Company’s Report on Form 6-K dated April 17, 2007, which contains the BG Group plc Annual Report and Accounts 2006. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Previously filed as an exhibit to the Company's Form 20-F filed March 12, 2001.
**	Previously filed as an exhibit to the Company’s Form 20-F filed March 17, 2003.
***	Previously filed as an exhibit to the Company’s Form 20-F filed April 7, 2004.
†	Previously filed as an exhibit to the Company’s Form 20-F filed March 16, 2005.
††	Previously filed as an exhibit to the Company’s Form 20-F filed March 22, 2006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:      April 17, 2007

BG Group plc
Registrant

By:	/s/ Ben Mathews

Name: Ben Mathews
Title: Company Secretary

EXHIBIT INDEX

1.1	Memorandum of Association of BG Group plc††

1.2	Articles of Association of BG Group plc††

4.(a).1	Demerger Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).2	Indemnity Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).3	Deed of Indemnity dated 15 September 2000 between Transco Holding plc and Transco plc; Deed of Indemnity dated 15 September 2000 between BG Energy Holdings Limited and Transco Holdings plc*

4.(a).4	Tax Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(a).5	Dispute Resolution Agreement dated 15 September 2000 between BG Group plc and Lattice Group plc*

4.(c).1	Employment contract for Chief Executive Frank Chapman* and letter amendment to employment contract

4.(c).2	Employment contract for Deputy Chief Executive William Friedrich* and letter amendment to employment contract† and a subsequent letter amendment to employment contract

4.(c).3	Employment contract for Chief Financial Officer Ashley Almanza** and letter amendment to employment contract

4.(c).4	Employment contract for Executive Vice President Charles Bland †† and letter amendment to employment contract

4.(c).5	Employment contract for Executive Vice President Jørn Berget† and letter amendment to employment contract

4.(c).6	Employment contract for Executive Vice President Peter Duffy†† and letter amendment to employment contract

4.(c).7	Employment contract for Executive Vice President Stuart Fysh*** and letter amendment to employment contract

4.(c).8	Employment contract for Executive Vice President Martin Houston†† and letter amendment to employment contract

4.(c).9	Employment contract for Executive Vice President Mark Carne †† and letter amendment to employment contract

4.(c).10	Offer letter (including amendment) for Executive Vice President Rick Waddell††

4.(c).11	Employment contract for General Counsel Stefan Ricketts†† and letter amendment to employment contract

4.(c).12	Employment contract for Company Secretary Ben Mathews†

4.(c).13	Letter of Appointment for the following Non-Executive Director: Sir John Coles**

4.(c).14	Letters of Appointment for the following Non-Executive Directors: Mr. Peter Backhouse, Mr. Paul Collins, Lord Sharman and Sir Robert Wilson***

4.(c).15	Letter of Appointment for the following Non-Executive Director: Baroness Hogg†

4.(c).16	Letter of Appointment for the following Non-Executive Director: Jürgen Dormann††

4 (c). 17	Letter of Appointment for the following Non-Executive Director: Philippe Varin

6	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 10 to the Financial Statements in Exhibit 15.2)

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business (included in Note 32 to the Financial Statements in Exhibit 15.2)

12.1	Certification of Frank Chapman, Chief Executive of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Frank Chapman, Chief Executive of BG Group plc, and Ashley Almanza, Chief Financial Officer of BG Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	The Company’s responses to the requirements of Form 20-F (except for Item 15(c) “Attestation Report of the Registered Public Accounting Firm,” Item 16C “Principal Accountant Fees and Services,” Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and the US Audit Report of Independent Accountants, which is included under Item 18 “Financial Statements”) have been incorporated by reference to the Company’s Report on Form 6-K dated April 17, 2007, which contains the BG Group plc Annual Report and Accounts 2006. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Previously filed as an exhibit to the Company's Form 20-F filed March 12, 2001.
**	Previously filed as an exhibit to the Company’s Form 20-F filed March 17, 2003.
***	Previously filed as an exhibit to the Company’s Form 20-F filed April 7, 2004.
†	Previously filed as an exhibit to the Company’s Form 20-F filed March 16, 2005.
††	Previously filed as an exhibit to the Company’s Form 20-F filed March 22, 2006